Exhibit 5
                       Opinion on Legality



LAW OFFICES OF
HAROLD P. GEWERTER, ESQ., LTD.
Harold P. Gewerter, Esq.
Wendy E. Miller, Esq.*
*Also admitted in California


                         October 1, 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Copyright Media Corporation

Dear Sir or Madam:

Please be advised that I have reached the following conclusions regarding the above offering:

1. Copyright Media Corporation (the "Company") is a duly and legally organized and existing Nevada corporation, with its registered office and principal place of business located in Las Vegas, Nevada. The Articles of Incorporation and corporate registration fees were submitted to the Nevada Secretary of State's office and filed with the office on June 13, 2000. The Company's existence and form is valid and legal pursuant to the representation above.

2. The Company is a fully and duly incorporated Nevada corporate entity. The Company has one class of common stock at this time. Neither the Articles of Incorporation and amendments thereto, nor subsequent resolutions change the non-assessable characteristics of the Company's common shares of stock. The Common Stock previously issued by the Company is in legal form and in compliance with the laws of the State of Nevada, and when such stock was issued it was fully paid for and non-assessable. The common stock to be issued under this Form SB-2 Registration Statement is likewise legal under the laws of the State of Nevada.

3. To my knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement. I know of no disputes involving the Company and the Company has no claim, actions or inquiries from any federal, state or other government agency, other than as set forth in the registration statement. I know of no claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

4.  The Company's outstanding shares are all common shares.
There are no liquidation preference rights held by any of the shareholders upon voluntary or involuntary liquidation of the Company.

5. The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonable incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

6. By director's resolution, the Company has authorized the issuance of up to 2,250,000 shares of Common Stock in this offering.

7. The Company's Articles of Incorporation presently provide the authority to the Company to issue 20,000,000 shares of Common Stock, no par value. Therefore, the Board of Directors' Resolution which authorized the issuance of up to 2,250,000 shares of Common Stock, is within the authority of the Company's directors and the shares, when issued, will be validly issued, fully paid and non-assessable.

                              Sincerely,

                              /s/ Harold P. Gewerter
                              -----------------------
                              Harold P. Gewerter, Esq.